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                            September 22, 2021

       Mark Breen
       Chief Financial Officer
       Leafbuyer Technologies, Inc.
       6888 S. Clinton Street, Suite 300
       Greenwood Village, Colorado 80112

                                                        Re: Leafbuyer
Technologies, Inc.
                                                            Form 10-K for the
Fiscal Year ended June 30, 2020
                                                            Filed September 25,
2020
                                                            File No. 000-55855
                                                            Response Letter
dated August 27, 2021

       Dear Mr. Breen :

              We have reviewed your August 27, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 18, 2021 letter.

       Form 10-K for the Fiscal Year ended June 30, 2020

       Financial Statements
       Note 4 - Capital Stock and Equity Transactions, page 41

   1. We understand from your response to reissued comment eight that you increased the number of authorized
shares to 700 million on August 11, 2021 and plan to amend the
                                                        Series A preferred
stock Certificate of Designation to remove the conversion provisions, while adjusting and
retaining a fixed number of voting rights, as indicated in the draft amendment to the
Certificate of Designation submitted as Exhibit B to your response.

                                                        Tell us if you have
obtained permission from all holders of those instruments for the changes reflected in
that document and whether any consideration has been or will be
 Mark Breen
FirstName LastNameMark    Breen
Leafbuyer Technologies, Inc.
Comapany 22,
September NameLeafbuyer
              2021         Technologies, Inc.
September
Page 2    22, 2021 Page 2
FirstName LastName
         exchanged and if any new agreements with the holders have been or will be introduced in connection with the changes proposed. Please describe any remaining steps that you will need to take to complete the amendment, indicate the timeframe, and provide timely disclosure of the change as appropriate.
2. We note your response to reissued comments two, four and five, including the tabulation at Exhibit C, reflecting the composition of fully diluted shares and your computation of the number of shares that would be issuable pursuant to the Series A preferred stock, for various periods subsequent to issuance.

         We previously referenced in part, information from the Announcement, Agreement and
         Plan of Merger, and Certificate of Designation filed with the Form 8-K on March 29,
         2017, indicating that 21,750,000 common shares were issued to the holders of the Series
         A preferred stock and would be considered in computing the incremental shares that would become issuable in subsequent periods to maintain their 55% interest; these beneficial interests are also disclosed in Item 12 of your annual report.

         However, the figures in Exhibit C and the corresponding disclosures in your draft amendments appear to overstate both the number of issuable shares and the number of fully diluted shares because the common shares already owned were not considered in computing the shares needed to reach the target.

         Unless you believe a different computational approach should be used and are able to show how any such other method would be consistent with the numerical illustration in the Certificate of Designation, indicating the number of issuable shares was then 3 million based on 45 million fully diluted shares, please revise accordingly.
3. As discussed in our phone conference on September 22, 2021, we have further considered the implications of your Series A preferred stock conversion provisions relative to the requirements in FASB ASC 815-15-25-1, which requires bifurcation of an embedded conversion feature if certain criteria are met, and an exception does not apply.

         For example, the exception outlined in FASB ASC 815-10-15-74(a) would be available if the contract were indexed to your own stock and classified in equity. However, FASB
         ASC 815-10-15-75(b) clarifies that if a contract that could be settled by issuing your common shares is indexed in part or in full to something other than your own stock, it does not qualify for the exception and if it meets the definition of a derivative would need to be accounted for as a liability or asset.

         FASB ASC 815-40-15-7 through 15-8A provide guidance on determining whether the conversion feature is indexed to your stock. Paragraphs 15-7D, 7E, and 7F clarify that if settlement amounts are affected by variables that are extraneous to the pricing of a fixed-
         for-fixed option or forward contract on equity shares, the conversion feature would not be considered indexed to your stock, while paragraph 8A stipulates that if not indexed, it shall be accounted for as a liability or asset.
 Mark Breen
FirstName LastNameMark    Breen
Leafbuyer Technologies, Inc.
Comapany 22,
September NameLeafbuyer
              2021         Technologies, Inc.
September
Page 3    22, 2021 Page 3
FirstName LastName

         Given that settlement amounts pursuant to the conversion provisions of the Series A preferred stock are affected by changes in the number of fully diluted shares, which is not an input to the pricing of a fixed-for-fixed option or forward contract on equity shares, the embedded feature would not be considered indexed to your stock.

         With regard to FASB ASC 815-15-25-1(a), considering the economic characteristics of the conversion feature compared to those of the preferred share host, where the economic value of the conversion feature (as represented by the number of issuable shares) changes by a multiple of about 1.2 (or 0.55/0.45) for all changes in the number of fully diluted shares (excluding change in the number of issuable shares), and that the value of a preferred share absent this conversion feature would not be correlated in this manner, the
         "not clearly and closely related" criteria appears to characterize the relationship.

         With regard to FASB ASC 815-15-25-1(c), and that aspect of the derivative definition described in FASB ASC 815-10-15-83(c), considering that the conversion provision is oriented entirely to securing shares to achieve the specified ownership percentage, and that conversion does not require any payment of cash, it also appears the net share settlement criteria would be met, following the guidance in FASB ASC 815-10-15-102.

         Based on the observations outlined above, it appears that you would need to bifurcate and account for the embedded conversion feature as a derivative at fair value, consistent with the guidance in FASB ASC 815-10-30-1 and 35-1. However, if you have an alternate view, please address the guidance cited above and submit your analysis for review.
4. We note that disclosures proposed in Note 1 to each of the draft amendments reference the
         Series A preferred shares and states that you are "required to evaluate the fair market value of these shares as of the Balance Sheet date" and that you have determined that the par value represents the fair value of the Series A stock "because of the accumulated deficit" and because there is not enough liquidity in the public market.

         We do not believe that you have described an approach to valuing the Series A preferred stock that would be consistent with GAAP, considering the conversion feature, an established market for your common shares, and various issuances of shares in exchange for cash both concurrently with and subsequent to origination.

         As indicated in the preceding comment, we believe that you will need to account for the embedded derivative at fair value to comply with FASB ASC 815. Please refer to the definition of readily determinable fair value in FASB ASC 820-10-20 and the associated guidance in FASB ASC 820-10-35-36B, as it pertains to the underlying common shares.

         Please further revise your proposed disclosures pertaining to the required accounting and valuation methodology accordingly. Please also expand your proposed disclosures to address the error correction accounting and disclosure requirements in FASB ASC 250-
         10-45-22 through 28, and 50-7 through 50-11.
 Mark Breen
Leafbuyer Technologies, Inc.
September 22, 2021
Page 4
5. We note that you have submitted draft amendments to your annual report and the three subsequent interim reports, and that each draft amendment includes error correction disclosures covering revisions to the numbers of Series A and Series B preferred shares outstanding, and clarifying certain conversion provisions. In addition to the revisions that will be required to address the other comments in this letter, please revise to address the following inconsistencies.

                Note 4 on page 12 of both the second and third quarter reports continues to indicate the company has 3,000,000 Series A shares outstanding and 1,120,000 Series B shares outstanding (in the first paragraph); these should be revised to remove the effect of the stock split.

                Note 4 to each of the draft amendments indicates that because the Series A preferred shares would convert into more common shares than the company has available "the
              Company needs to present the Series A Convertible Preferred Stock separate as a mezzanine equity" while the error correction disclosures in Note 1 indicate you would not be reporting the instruments in this manner; please revise the language in
              Note 1 and Note 4 to address the requirements of FASB ASC 815, which would preclude any change in the classification of your Series A preferred stock.

                Note 4 to each of the interim reports references the issuable and fully diluted shares that you calculated for June 30, 2020 and are not consistent with the corresponding references in Note 1; both references should be revised to include the revised numbers that pertain to the interim reporting dates.

                The March 31, 2021 APIC balance in the third quarter Statement of Stockholders'
              Equity of 17,24,509 appears to be missing a digit.

                The explanatory notes to each of the interim reports appear to pertain to the annual report rather than to the specific interim reports.

        You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Karl Hiller - Branch Chief at
(202) 551-3686 with any other questions.



FirstName LastNameMark Breen                                    Sincerely,
Comapany NameLeafbuyer Technologies, Inc.
                                                                Division of
Corporation Finance
September 22, 2021 Page 4                                       Office of
Energy & Transportation
FirstName LastName